UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52702 / October 31, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12030

In the Matter of **Advanced Media, Inc.,** **American Film Technologies, Inc.,** **AmeriQuest Technologies, Inc.,** **BPI Packaging Technologies, Inc.,** **CML Group, Inc.,** **Compositech, Ltd.,** **Dispatch Management Services Corp., and** **Eglobe, Inc.,** **Respondents.**	**ORDER, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERIQUEST TECHNOLOGIES, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by AmeriQuest Technologies, Inc. ("AMQT" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 7, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to AmeriQuest Technologies, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   AMQT (CIK No. 764864) is a Delaware corporation based in Ambler, Pennsylvania. At all times relevant to this proceeding, the common stock of AMQT has been registered with the Commission under Exchange Act Section 12(g). As of August 26, 2005, the common stock of AMQT was quoted on the Pink Sheets.

      2.   AMQT has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission for any period since the period ending December 31, 2001.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

                        Jonathan G. Katz
                        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.